EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 16, 2014

Seabridge Gold Drilling Builds Resource Potential at KSM’s Iron Cap Lower Zone

Toronto, Canada…Seabridge Gold announced today additional results from this year’s drill program at its 100% owned KSM Project in northwestern British Columbia, Canada.  Results from the Iron Cap Lower Zone continue to outline a major new gold-copper discovery beneath Iron Cap, one of KSM’s four large porphyry deposits. Data from eight new holes released today and seven holes announced previously (see news release of September 3, 2014) are expected to support an initial resource estimate for the Iron Cap Lower Zone scheduled for Q1, 2015.

Commenting on the news, Chairman and CEO Rudi Fronk noted that “we are just beginning to define the size and shape of the Lower Zone at Iron Cap. Thus far, we have traced the deposit along a strike length of about 750 meters but the limits have not been found to the north and at depth. Drill grades are running higher than the average reserve grade for the Iron Cap zone found above. The highest grade areas are in the north, where IC-14-059 intersected a spectacular 592.7 meters averaging 1.14 grams per tonne of gold and 0.37% copper,” Fronk said.

Since 2012, Seabridge’s exploration focus at KSM has been to look for higher grade core zones beneath the project’s large porphyry deposits. Core zones are typically formed under higher temperature and pressure conditions, resulting in a mineralogical character typically associated with significantly higher metal content. The first core zone discovery was made last year beneath the Kerr porphyry, where drilling defined a large copper-rich deposit called Deep Kerr.  A second core zone was discovered this summer below the Iron Cap porphyry. Both Deep Kerr and the Iron Cap Lower Zone have the characteristics typical of core zones, with higher grades than the porphyry deposits above them. Drilling this summer has focused on both of these discoveries with the aim of increasing the existing resource estimate at Deep Kerr and generating an initial resource estimate below Iron Cap. Several other core zone targets are also being drilled.

The Iron Cap Lower Zone is a series of related, intermediate-composition intrusions, each with a unique alteration mineral assemblage including potassic, phyllic, and silicic alteration, all of which contain copper, gold and silver. Drill holes that targeted the southwestern and southeastern strike projections of the target zone (IC-14-053, 054, 054A, 055 and 057) penetrated numerous intrusive events where variable grade is enhanced in the contact zones between these intrusions. The holes drilled along the northern strike projection (IC-14-056, 058, 059, 060, 061) encountered more consistent intrusive rock with much less grade variability.  Hydrothermal alteration in these holes to the north exhibit vertical continuity over the 1,000 meters tested so far, indicating significant potential at depth, particularly down an apparent north-northwest plunge. Future work at Iron Cap will focus on this orientation to look for more of the higher grade material found in IC-14-059 (see drill hole location map and cross-sections at www.seabridgegold.net/pdf/ICmap3.pdf).

Drill hole IC-14-61 approaches to within 1,000 meters of the proposed Mitchell-Treaty Twin Tunnel alignment, potentially making the Iron Cap Lower Zone an attractive early development option with lower capital and operating costs than other deposits at KSM which are further from key infrastructure.

The following table summarizes the eight most recent holes drilled into the Lower Zone:

Iron Cap Lower Zone Drill Intercepts

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
IC-14-054A	1050	604.4 823.8	872 852	267.6 28.2	0.39 1.20	0.23 0.29	4.8 1.7
	including
IC-14-055	624.3	193.6	253.2	58.6	0.37	0.29	3.1

		257.5 331.0	624.3 375.3	366.8 44.3	0.59 1.02	0.17 0.24	2.5 2.1
	including
IC-14-056	1095.8	163.1	324	160.9	0.21	0.35	3.3
		396.4	556.4	160.0	0.45	0.30	6.5
		582.4	853.4	271.0	0.25	0.24	9.3
		879.4	1095.8	216.4	0.46	0.16	2.5
IC-14-057	927.4	176	600.2	424.2	0.40	0.22	4.0
	including	459.4	589.4	130.0	0.31	0.35	2.6
IC-14-058	1143.3	5.9 404.3	802.4 802.4	796.5 397.4	0.39 0.52	0.22 0.22	4.8 1.6
	including
		1001.3	1143.3	142.0	0.49	0.31	2.5
IC-14-059	1032.0	1.6	159.0	157.4	0.45	0.38	4.4
		178.7 221.8	771.4 400.0	592.7 178.2	1.14 1.68	0.37 0.38	3.7 3.9
	including
IC-14-060	967.1	124 256.0	525.3 286.0	401.3 30.0	0.47 1.15	0.17 0.27	8.0 40.6
	including
IC-14-061	1152.4	431.4	794.4	362.5	0.38	0.28	6.8
		876.2	1152.4	276.2	0.46	0.31	2.0

Holes listed above were drilled at several angles and directional drilling tools were used to modify the orientation of holes while in progress. The current evaluation cannot establish the extent to which these intercepts represent true thickness of the mineral zones.  Sectional and three-dimensional modeling will be employed to refine the true thickness of this zone in preparation for a resource estimate. Lower Zone holes have generally been drilled at 150 to 200 meter spacings to support the resource estimation process. The upper portions of some of the these holes are within the proposed Iron Cap mine plan and are therefore already included in current reserves and resources.

The KSM Project represents a mining district hosting multiple deposits and containing one of the largest undeveloped gold and copper reserves in the world. Four defined intrusive complexes contain large gold-copper porphyry deposits hosted within the upper portion of the system with demonstrated vertical continuity down to near-magmatic bornite-bearing core zones and upward through voluminous mineralized stock works into near surface epithermal vein deposits. This vertical zonation is typical of many of the world's largest mining districts. Deep Kerr and the Iron Cap Lower Zone are the initial confirmations of the existence of core zones beneath the porphyry deposits, which this model predicts. Core zones are typically formed under higher temperature and pressure conditions, resulting in a mineralogical character typically associated with significantly higher metal content. Seabridge believes that additional core zones are likely to be discovered at KSM.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2014 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are assayed using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the ability and timing to complete a resource estimate for the Iron Cap Lower Zone and an increased resource estimate at Deep Kerr; (ii) the proximity of the Iron Cap Lower Zone to the Mitchell-Treaty tunnels alignment making it an attractive early development option with lower capital and operating costs than other KSM deposits; (iii) the significant potential at depth down the north-northwest plunge at the Iron Cap Lower Zone; (iv) Seabridge’s belief that additional core zones will be discovered at KSM; (v) the estimated amount and grade of mineral reserves and mineral resources; (vi) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vii) the amount of future production; and (viii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2013 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net